UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Definitive Securities Purchase Agreements

China Liberal Education Holdings Limited (the “Company”) today announced that on December 23, 2024, it entered into definitive investment agreements (the “Offering”) with certain individual investors (collectively referred to as the “Purchasers”). Pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), the Company agreed to offer an aggregate of 160,000,000 ordinary shares to the Purchasers at a purchase price of US$0.13 per share, with a par value of US$0.015 per share (the “Ordinary Shares”). The Company further agreed, among other things, to certain restrictions on securities offerings for a period of 180 calendar days following the closing date of the purchase and sales of securities as stipulated in the Purchase Agreement.

In addition, the Company also issue to each Purchaser of the Offering an Ordinary Shares Purchase Warrant (the “Warrant”) pursuant to which the Purchaser is entitled to purchase the number of the Ordinary Shares that equals to 200% of the Company’s Ordinary Shares such Purchaser agrees to purchase pursuant to the Purchase Agreement in this Offering. The Warrants are exercisable immediately upon issuance on December 23, 2024 (the “Issue Date”) and have an initial exercise price of US$0.45 per share, and expire five (5) years from the Issue Date. On the seventh calendar day following the Issue Date, the exercise price of the Warrants will be adjusted to US$0.04 per share, which equals to 24% of the minimum price, as stipulated under the Nasdaq Listing Rule 5635(d), of the Company on the Issue Date, and the maximum number of Ordinary Shares issuable upon exercise of the Warrants will be adjusted to 3,600,000,000. The Warrants are also subject to certain customary anti-dilution and other exercise price adjustment mechanisms and there will be no trading market for the Warrants.

As further consideration to the Purchasers for the Offering, Ms. Ngai Ngai Lam, the Chairperson and the chief executive officer of the Company, also entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which Ms. Ngai Ngai Lam agrees to certain restrictions for a period of 180 calendar days on any securities of the Company she beneficially owned.

 The Purchase Agreement and the transactions contemplated thereby have been approved by the board of directors of the Company. The Offering is expected to close on or prior to December 31, 2024.

The Purchase Agreement, the Warrant and the Lock-up Agreement are filed as Exhibits 99.1-99.3 herein, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the agreements, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement dated as of December 23, 2024
99.2	Ordinary Shares Purchase Warrant dated as of December 23, 2024
99.3	Lock-up Agreement dated as of December 23, 2024

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: December 23, 2024	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

3